Schedule B-8

Fee Schedule

This Schedule B-8 is part of the ETF Distribution Agreement effective July 1, 2025 (the “Agreement”) by and between Capitol Series Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

Fund(s)
FullerThaler Behavioral Growth ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $[REDACTED] per Fund.

Advertising Review Fees:

The Fund shall pay to the Distributor a fee for advertising submission per the schedule listed below:

Submissions*	Standard Review Charge**
Per Month
0 - 5 Submissions	[REDACTED]
6 - 11 Submissions
11+ Submissions
*Excludes Fund Fact Sheets
**Charges do not include FINRA filing fees

If expedited review of advertising submissions is requested, the fee per submission is $[REDACTED] for up to 10 pages and $[REDACTED] per page thereafter. Distributor reserves the right to limit expedited review to no more than three (3) advertising submissions per month.

The Fund shall also pay an additional fee to Distributor calculated as 25% of any FINRA costs incurred (for example, if FINRA charged $XX to perform advertising review, Distributor would charge the Fund an additional $XX).

All service fees outlined above are payable monthly in arrears.

On each anniversary date of the Agreement, Distributor will increase the fees set forth herein by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items1 plus 1.5%.

1 Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

1

Reimbursable Expenses:

The Fund shall pay all reasonable reimbursable expenses incurred by Distributor in connection with activities performed for the Fund including, without limitation:

  costs associated with any pre-engagement audit work performed by Distributor typesetting, printing and distribution of prospectuses and shareholder reports production, printing, distribution and placement of advertising and sales literature and materials engagement of designers, free-lance writers and public relations firms long-distance telephone lines, services and charges
  postage
  overnight delivery charges
  FINRA and registration fees
  marketing expenses
  record retention fees
  travel, lodging and meals
  NSCC charges
  Fund platform fees and service fees
  website monitoring review
  monitoring software

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Fuller & Thaler Asset Management Inc., the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective as of June 17, 2026.

CAPITOL SERIES TRUST (for the above referenced Fund(s)) By: /s/ Matthew J. Miller Matthew J. Miller President	NORTHERN LIGHTS DISTRIBUTORS, LLC By: /s/ Kevin Guerette Kevin Guerette President

2

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Fuller & Thaler Asset Management Inc.

411 Borel Avenue, Suite 300

San Mateo, CA 94402

By: /s/ Ed Stubbins

Name: Ed Stubbins

Title: Partner